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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Feinberg             Stephen
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   (Last)               (First)                 (Middle)

     c/o Cerberus Partners, L.P.
     950 Third Avenue, 20th Floor
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                                    (Street)

    New York              NY                   10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   PhoneTel Technologies, Inc.  (PHN)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December/1996
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [X***]  10% Owner
   [   ]   Officer (give title below)           [  ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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                                                                                                                         By parner-
                                                                      due       Common                                     ship and
Term Note           *      12/18/96    J*              *     immed.   6/30/99   Stock  2,398,462    *        -0-   I**  corporations
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

* On December 18, 1996, PhoneTel Technologies, Inc. ("PhoneTel") prepaid the entire principal amount of a term note (the "Note"), payable by PhoneTel in the principal amount of Fourteen Million Five Hundred Thousand Dollars ($14,500,000), of which Cerberus Partners L.P., a Delaware limited partnership ("Cerberus"), was the record holder. While the Note was outstanding, the Note was convertible, at the option of the holder thereof, into either (i) 833,333 shares of PhoneTel Series B Special Preferred Stock (each of which was convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) for each $100,000 converted or (ii) 16,666.667 shares of PhoneTel common stock for each $100,000 converted. Pursuant to participation agreements entered into with Cerberus, (a) Styx Partners, L.P., a Delaware limited partnership ("Styx"), was the beneficial owner of $2,279,653 principal amount of the Note,
(b) Long Horizons Fund, L.P., a Delaware limited partnership ("Horizons"), was the beneficial owner of $2,374,639 principal amount of the Note, (c) Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), was the beneficial owner of $2,056,569 principal amount of the Note, (d) Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), was the beneficial owner of $189,971 principal amount of the Note and (e) Styx International, Ltd., a corporation organized under the laws of the Bahamas ("Styx International"), was the beneficial owner of $94,986 principal amount of the Note. Cerberus was the beneficial owner of $2,818,199 principal amount of the Note.

** Stephen Feinberg possesses voting and investment control over all securities owned by Cerberus, Styx, Horizons, International, Ultra and Styx International. In addition, pursuant to participation agreements entered into with Cerberus,
(i) $4,576,750 principal amount of the Note was beneficially owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority (the "Funds") and (ii) $109,233 principal amount of the Note was beneficially owned by a partnership for which Stephen Feinberg possesses no voting or investment authority.

*** The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, Styx, Horizons, International, Ultra, Styx International and the Funds, if any.


  /s/ Stephen Feinberg                               December 31, 1996
 ________________________________                    _______________________
 **Signature of Reporting Person                            Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.